June 16, 2008
EDGAR Submission Type—CORRESP
Non-Public Filing
Mr. Michael Moran
Accounting Branch Chief
Mr. Milwood Hobbs
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Re:	Dover Saddlery, Inc. Commission File No. 0-51624 Annual Report for fiscal year ended December 31, 2007 (“Report”) Form 10-Q for the Fiscal Quarter Ended March 31, 2008 (“1Q”)
Dear Messrs. Moran and Hobbs:
This correspondence responds to your letter dated 23 May 2008 addressed to Mr. Stephen L. Day, President and Chief Executive Officer of Dover Saddlery, Inc., a Delaware corporation and reporting registrant in the Report (the “Company” or “Dover”). As discussed in our phone call on June 9, 2008 with SEC Senior Staff Accountant Donna Di Silvio, Dover agreed to file this response by June 16, 2008. The Company submits this correspondence via EDGAR pursuant to Section 101(a) of Regulation S-T as a non-public filing.
Where indicated, the Company will revise its future disclosures as specified in our responses keyed to your comments. Where appropriate, we are including as attachments to this letter additional materials to support the Company’s explanations.

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business
The Company, page 2
1.	We note your response to comment 2 of our letter dated April 22, 2008 regarding your disclosure of product revenue information. Your current disclosure states “our products fall into the following three main categories: (1) saddles and tack; (2) specialized apparel; and (3) horse care and stable products.” Also, other executives in the industry seem to refer to the same three product categories as expressed in your release dated April 15, 2008 by the President of Hobby Horse Clothing Company Inc., the company you recently acquired a significant, non-controlling interest. Please revise your disclosures accordingly to provide the product revenue information to comply with the requirements of Item 101(c)(1)(i) of Regulation S-K and paragraph 37 of SFAS 131.

The Company notes your request that we provide more specific product revenue information. We believe it is necessary to provide more information to the SEC Staff about our business and products, which should confirm that the Company’s products comprise a single product line. The Company’s entire product base comprises a single group of specialty retail equestrian products, many of which overlap several different sub-groupings, both from the perspective of the consumer, the Company and the industry. The industry definitions of the broad product terms vary widely, and change constantly from period to period. When Hobby Horse management referred to several different products in our joint press release, it was intended to illustrate the industry practice of describing the product line broadly with examples, in order to inform the market that Dover carries the complete product line. This practice is comparable to a pet store advertising that it stocks food, grooming supplies, and accessories for domestic pets. The individual products comprise a single product line, both from the customer’s perspective and from an operational and management standpoint.

The Company has considered S-K 101(c)(1)(i) and paragraph 37 of SFAS 131 relative to product revenue disclosure, which both state that a company shall report revenues from external customers for each product or group of similar products. We believe the only rational grouping of our products is in one single category, specifically, specialty retail equestrian products. It is not practical or meaningful to define and categorize discrete sub-groupings. We do not internally group the Company’s revenues among these three broad sub-groupings. Furthermore, revenue classifications among these product groupings could be misleading to the investor and the marketplace, insofar as various readers are likely to make different assumptions about which product SKUs are included in each product grouping. Therefore, it is not appropriate for the 2007 Annual Report or future filings to include additional product information.

Consistent with this explanation, we will revise our future disclosures of product discussions as follows:

“We offer a comprehensive selection of products required to own, train and compete with a horse, selling from under $1 to over $6,000. Our equestrian product line includes saddles, tack, specialized apparel, footwear, horse clothing, horse health, and stable products.”

Retail Store Locations, page 11
2.	We note your response to comment 3 of our letter dated April 22, 2008 regarding your three primary store formats. You appear to indicate from your response that you plan to clarify your store formats to meet more clearly defined criteria. Please confirm to us that your revised disclosure will indicate the store format model for each operating store location.

The Company confirms that we will indicate the store format model which best represents each operating store location, as listed on page 11 of our 2007 Annual Report, in our future disclosures in Form 10-K.
Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page 49
3.	We note your response to comment 9 of our letter dated April 22, 2008 regarding the classification of cash overdrafts in your consolidated statements of cash flows. Please note that upon the issuance of a check that exceeds the cash balance in that bank account the disbursement at that point becomes a financing activity with the bank whereby the net change in overdrafts during the period should be classified as a financing activity. Please report the net changes in these transactions in future periods as financing cash flows. Refer to TPA 1300.15 for further guidance. Further, please tell us what you mean by the term “un-presented” checks and how does it differ from “outstanding checks.”

The Company will report the net changes in un-presented checks (in excess of our period-end cash balances) in future periods as a financing activity. Our use of the term “un-presented” checks does not differ from “outstanding checks”. To minimize confusion to the reader, we will use the term “outstanding checks” in our future filings.

Notes to Consolidated Financial Statements
Note 2 — Summary of Significant Accounting Policies
Segment Information, page 50
4.	We note your response to comment 10 of our letter dated April 22, 2008 regarding your compliance with the reporting requirements of SFAS 131. Please clarify your discussion of paragraph 10 and the reference to “net revenue” as being the only factor. Also, explain more clearly the discussion wherein you appear to suggest that with respect to each of the “market channels” neither management nor your CEO as chief operating decision maker reviews and evaluates the performance of their respective gross margins at any time. In this regard, tell us exactly what discrete financial information is prepared and available by “market channel” that is regularly reviewed by management and your CEO. Further, please provide to us, if available, for each of the three areas: (1) the 10 retail stores; (2) direct channel; and (3) catalog channel, which you refer to as “market channels,” the revenues and gross margins during the fiscal years 2005, 2006 and 2007. Exhibit A did not include any financial data. Please provide us copies of the actual monthly internal operating reports provided to your CEO as chief operating decision maker and also those provided to the Board for the purpose of evaluating operating and financial performance as well as a basis for allocating resources. We may have further comments.

The critical success factors with which management evaluates its overall company-wide operations include net revenue, gross profit margin, net income, cash flow from operations and capital expenditures. Management evaluates the Company’s financial position based on the cash, total assets and total long-term liabilities balances.

In our evaluation of Statement 131, paragraph 10 definition of an “operating segment”, net revenue is the only critical success factor which is discrete and specific to both our direct and retail marketing channels. Management utilizes net revenue by channel to evaluate demand stimulated by the Company’s overall marketing strategy and not for purposes of resolving operational decisions or to allocate resources. The other critical success factors discussed above are not available by market channel to evaluate and make management decisions regarding either channel.

Analysis of gross margins by channel is not used by management, for the following reasons. The Company’s gross margin includes costs for merchandise, purchasing, handling and distribution, but the latter three items are not allocated among the direct and retail marketing channels. Also, each market channel provides the same products to the same class of customers at a consistent sales price. Therefore, gross profit as reported externally, is only available on a total company basis. Accordingly, neither management, nor the CEO as the chief decision maker evaluates gross margin performance by market channel.

The only discrete critical success factor used by management and available by market channel is net revenue, which we report by market channel in our Form10-K, Form 10-Q, and related press releases. Management and the CEO do not regularly review any additional discrete financial information by channel. To help illustrate (and as requested), we have provided copies of the complete monthly financial information provided to the Board of Directors on a quarterly basis (Exhibit C). The format and content of this information does not vary and is consistent with the information provided to the

CEO, for purposes of evaluating operating and financial performance as well as a basis for allocating resources. * As noted above, we do not allocate the purchasing, handling and distribution (referred to as “overhead allocation”) between retail and direct. *
In addition to the Board of Directors financial package, the CEO and management also review * on a regular basis. These reports * for the last twelve months, last ten weeks and last seven days. The * are issued for * (Exhibit B-1), *(Exhibit B-2) and * (Exhibit B-3). We have provided copies of these reports as designated by the respective exhibits. For competitive reasons, we have limited *, but we represent that the format, categories and detail are the same *.

As requested, we have provided the revenues by market channel (retail and direct) for the fiscal years 2007, 2006, and 2005 (Exhibit A). As discussed above, gross margins by channel are not available or used by management.
Revenue Recognition, page 50
5.	We note your revised disclosure and response to comment 11 of our letter dated April 22, 2008 regarding disclosure of your revenue recognition accounting policy. Your revised disclosure is not consistent with the discussion in your response since it does not clearly state the terms that merchandise for direct sales are shipped FOB shipping point and that title and risk of loss transfers to the customer at the time of shipment. Further, your revised disclosures seem to imply that you do not recognize revenue until “delivery” has occurred. “Delivery” is usually understood as merchandise being delivered to the customer. Please revise your proposed disclosure and show what your new disclosure will look like.

We acknowledge our previously proposed disclosure used the term “delivery”, referring to the time at which all of our customer commitments and legal obligations have been met. In evaluating the Company’s operations, our commercial arrangements are fulfilled and our legal responsibilities are met at the time of shipment. This is when the customer has taken delivery of the product via receipt by its agent, the common carrier.

To assure that the reader does not misunderstand “delivery” to be synonymous with the customer’s personal receipt of actual physical possession of the goods, we agree to modify the disclosure in future filings as follows:

“Revenues are recognized when payment is reasonably assured, the product is shipped, and title and risk of loss have transferred to the customer. For direct merchandise sales, this occurs when product is delivered to the common carrier at the Company’s warehouse. For retail sales, this occurs at the point of sale.”

*	Denotes information removed from public filing. Complete information has been separately filed with the Commission in paper form in an envelope marked confidential, pursuant to a Request for Confidential Treatment under Commission Rule 83.

6.	We also note in your response to comment 11 where you indicate that the customer pays for insurance on all merchandise orders. Please tell us if you are the obligor on the insurance. If so, please tell explain how you accrue and account for potential claims and disclose the amounts for all periods presented.

Dover is not the obligor on insurance. The customer’s agent, the common carrier, provides the insurance, therefore, the carrier is the obligor.

Form 8-K, filed April 15, 2008
Item 9.01 Financial Statements and Exhibits
7.	We note your acquisition of a significant non-controlling interest in Hobby Horse Clothing Company Inc. on April 15, 2008. According to the disclosure in Note K — Subsequent Events in Form 10-Q filed May 14, 2008 interest was acquired in exchange for 81,720 shares of your common stock and you plan to account for the investment using the equity method. Please tell us the percentage of interest acquired, the total cost of the investment, and the level of significance of the investment under Rule 1-02(w)of Regulation S-X. Please also note the financial information required by Rule 8-03(b)(3) and (4) of Regulation S-X.

On April 11, 2008, the Company acquired a 40% interest in Hobby Horse Clothing Company, Inc. The $380,000 purchase price consideration was paid through the issuance of 81,720 unregistered shares of Dover’s common stock (“Stock”). The number of shares was determined based on the parties’ agreement to apply a rolling average of the Stock’s closing price on NASDAQ in the days prior to consummation of the transaction.

Prior to closing the transaction, we evaluated the Hobby Horse investment in accordance with the three conditions of Rule 1-02(w) of Regulation S-X. Our evaluation of conditions one and two, the investment and asset tests, was performed as of December 31, 2007. This reflects both Dover’s and Hobby Horse’s most recently completed fiscal year. Our evaluation of condition three, the income test, was based on Dover’s five year average (fiscal years 2003 through 2007) of income from continuing operations. The five year average was utilized as Dover’s fiscal 2007 income from continuing operations was 34% below the five year average ending December 31, 2007. Our evaluation noted the following:
1.	The Company’s investment in Hobby Horse represented 1% of the Company’s total assets as of December 31, 2007.

2.	The Company’s proportionate share of Hobby Horse’s total assets represented 1% of the Company’s total assets as of December 31, 2007.

3.	The Company’s equity percentage in Hobby Horse’s income from continuing operations represented 2% of the Company’s total income from continuing operations for the average five year period ended December 31, 2007.
Based on the above metrics, we concluded the acquisition did not meet the significant subsidiary definition as defined under Rule 1-02(w) of Regulation S-X.

We evaluated the investment as it relates to the guidance of Rule 8-03(b)(3) of Regulation S-X. Our Hobby Horse investment represents 1%, 1.3%, and 2% of the Company’s consolidated assets, equity and income from operations, respectively. Accordingly, the Company concluded Hobby Horse did not constitute a significant investee.

We also evaluated the acquisition as it relates to the guidance of Rule 8-03(b)(4) of Regulation S-X. Based on this evaluation, the Company concluded the transaction did not require a Form 8-K filing and therefore, additional pro forma data was not required. In reaching our conclusion, we considered Item 601(b)(10) of Regulation S-K, and Items 1.01 and 2.01 of Form 8-K , as they relate to the Form 8-K requirements.

The Company concluded the purchase agreement for the minority interest in Hobby Horse was not a material contract under Item 601(b)(10) of Regulation S-K, nor a material definitive agreement under Item 1.01 of Form 8-K.
Based on the metrics discussed above, the investment did not meet any of the thresholds specified by Instruction 4 of Item 2.01 of Form 8-K, including those incorporated from Rule 11-01 of Regulation S-X, and that the investment in Hobby Horse did not represent an acquisition of a significant amount of assets or of a significant business.

In conclusion, no additional filings were required with the Form 8-K filing of April 14, 2008.

Summary

In summary, the Company continues to believe, for the reasons indicated above and in our May 6 letter, that its original disclosures in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Report”) were complete and accurate in all material respects, and does not believe that it is appropriate to amend its original disclosures, but will revise particular disclosures in future filings as set forth in this letter.

Respectfully submitted,

/s/ Michael W. Bruns
Chief Financial Officer

Attachment: Exhibit A Attachment Exhibits B-1, B-2, B-3 — Redacted Attachment Exhibit C — Pages 9-12, Redacted

Exhibit A — Net Revenue by Market Channel:
The following table sets forth results of operations for the periods shown (dollars in thousands) (1):

	Year Ended December 31
	2007	2006	2005
Revenues, net — direct	$61,519	$60,249	$53,346
Revenues, net — retail stores	19,873	12,797	9,304

Revenues, net — total	81,392	73,046	62,650
Exhibits B-1, B-2, B-3 Redacted*
Exhibit C, Pages 9-12 Redacted*

*	These exhibit pages have been omitted from public filing. The Confidential Information has been separately filed in paper form with the SEC, in an envelope marked confidential, pursuant to a Request for Confidential Treatment under Commission Rule 83.

Exhibit C
Financial Statements
Audit Committee and BOD
Q1 — 2008
Three Months Ended March 31, 2008
CONFIDENTIAL
Preliminary (05/06/2008)

Dover Saddlery, Inc.
Earnings Results -2008 First Quarter (Audit Committee and BOD)
First Quarter 2008
Our total revenues decreased 4.9% to $17.7 million for the three months ended March 31, 2008, from $18.6 million for the corresponding period in 2007. Revenues in our direct market channel decreased 9.3% to $13.5 million. Revenues in our retail market channel increased 12.8% to $4.2 million. The decrease in our direct market channel was due to lower unit volumes attributable to the significant consumer slowdown in the overall economy. The increase in revenues from our retail market channel was due primarily to the opening of new stores in 2007 and resulting increases in retail revenues. Same store sales decreased by 0.9% over prior year.
Gross profit for the three months ended March 31, 2008 decreased 4.9% to $6.4 million, from $6.7 million for the corresponding period in 2007. Gross profit as a percentage of revenues was unchanged at 36.0% for the three months ended March 31, 2008 and the corresponding period in 2007. The decrease in gross profit of $0.3 million was due to lower revenues in our direct market channel.
Selling, general and administrative expenses decreased for the three months ended March 31, 2008 to $6.6 million, compared to $7.1 million for the corresponding period in 2007. As a percentage of revenues, SG&A expenses were reduced to 37.3% of revenues, from 38.4% of revenues for the corresponding period in 2007. The $0.5 million decrease included tactical reductions in marketing costs of $0.5 million, primarily catalog and discretionary advertising, and professional fees of $0.2 million due to decreased litigation costs. Labor and related costs increased $0.2 million and facility costs increased $0.1 million.
Interest expense, including amortization of deferred financing costs attributed to our subordinated debt and revolving credit facility, remained constant at $0.3 million for the three months ended March 31, 2008 and 2007, respectively. Our overall debt levels were consistent during the first quarters of 2008 and 2007.
The benefit for income taxes was $0.2 million for the three months ended March 31, 2008, reflecting an effective tax rate of 36.3%, as compared to a benefit of $0.5 million for the corresponding period in 2007, reflecting an effective tax rate of 37.0%. The effective tax rates for the year to date periods were recorded based upon management’s best estimates of the rates for the entire respective years, and are adjusted each quarter.
The net loss for the first quarter of 2008 decreased 61% to ($0.4) million, compared to ($0.9) million for the corresponding period in 2007. This decrease in the net loss was due primarily to the prior year litigation settlement expense. The remaining decrease was attributable to reduced SG&A expenses, partially offset by reduced revenues due to soft consumer demand. The resulting loss per share, decreased to ($0.07) per share from ($0.18) in the first quarter 2007.
Liquidity and Capital Resources
During the first quarter of 2008, we utilized $1.4 million of cash to fund seasonal increases in inventories and new catalogs. We generated $1.7 million in cash from increased availability under our revolving credit facility. The Company anticipates meeting all working capital and capital expenditure needs for the next twelve months, and to be in compliance with all covenants under these credit facilities.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar amounts in thousands, except share data, un-audited)

	Three Months Ended
	March 31,	March 31,
	2008	2007

Revenues, net- direct	13,497	14,874
Revenues, net — retail stores	4,158	3,685

Revenues, net — total	$17,655	$18,559
Cost of revenues	11,299	11,872

Gross profit	6,356	6,687
Selling, general and administrative expenses	6,587	7,124
Litigation settlement expense	—	700

Loss from operations	(231)	(1,137)
Interest expense, financing and other related costs, net	333	315

Loss before income tax benefit	(564)	(1,452)
Benefit for income taxes	(205)	(537)

Net loss	$(359)	$(915)

Net loss per share
Basic	$(0.07)	$(0.18)

Diluted	$(0.07)	$(0.18)

Number of shares used in per share calculations
Basic	5,105,000	5,074,000
Diluted	5,105,000	5,074,000

Other Operating Data:

Number of retail stores(1)	10	8
Capital expenditures	230	418
Gross profit margin	36.0%	36.0%

(1)	Includes nine Dover-branded stores and one Smith Brothers store; the March 31, 2008 store count includes the Charlottesville, VA Dover-branded store opened in Q2 2007, and the Dallas, TX Dover-branded store opened in Q3 2007.

DOVER SADDLERY, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except share data)

	March 31,	Dec. 31,
	2008	2007
	(un-audited)
ASSETS
Current assets:
Cash and cash equivalents	$323	$309
Accounts receivable	633	1,169
Inventory	17,591	16,769
Prepaid catalog costs	2,013	1,427
Prepaid expenses and other current assets	1,561	952
Deferred income taxes	—	72

Total current assets	22,121	20,698

Net property and equipment	3,207	3,153

Other assets:
Goodwill	14,267	14,267
Deferred income taxes	499	472
Intangibles and other assets, net	721	741
Total other assets	15,487	15,480

Total assets	$40,815	$39,331

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of capital lease obligation and un-presented checks	$1,486	$618
Accounts payable	4,033	3,314
Accrued expenses and other current liabilities	2,766	3,713
Income taxes payable	—	568
Deferred income taxes	14	—

Total current liabilities	8,299	8,213

Long-term liabilities:
Revolving line of credit	8,000	6,300
Subordinated notes payable, net	4,777	4,738
Capital lease obligation, net of current portion	130	150

Total long-term liabilities	12,907	11,188
Stockholders’ equity:
Common stock, par value $0.0001 per share; 15,000,000 shares authorized; issued 5,105,318 as of March 31, 2008 and December 31, 2007	1	1
Additional paid in capital	44,300	44,262
Treasury stock, 795,865 shares at cost	(6,082)	(6,082)
Accumulated deficit	(18,610)	(18,251)

Total stockholders’ equity	19,609	19,930

Total liabilities and stockholders’ equity	$40,815	$39,331

Dover Saddlery, Inc.
Balance Sheets

	Dec-07	Jan-08	Feb-08	Mar-08

ASSETS
Cash	309,162	123,095	127,374	322,852
A/R — Trade	1,169,304	613,139	481,228	633,287
Prepaid Expenses	2,378,443	2,366,816	2,396,288	3,574,325
Inventory	16,768,730	17,089,939	17,073,633	17,590,504
Deferred Tax Asset	72,300	72,300	72,300	0

Total Current Assets	20,697,939	20,265,289	20,150,823	22,120,967
P,P & E	6,315,147	6,362,542	6,422,988	6,564,896
Accumulated Depreciation	(3,162,117)	(3,225,782)	(3,292,589)	(3,357,996)

Net P, P & E	3,153,030	3,136,760	3,130,399	3,206,900
Other Assets	341,372	347,372	358,787	367,460
Intangible Assets	819,434	819,434	819,434	819,434
Accum. Amort. — Intangibles	(777,436)	(784,018)	(790,601)	(792,968)
Deferred Tax Asset	472,400	472,400	472,400	498,800
Goodwill	16,850,870	16,850,870	16,850,870	16,850,870
Accum. Amort. — Goodwill	(2,584,345)	(2,584,345)	(2,584,345)	(2,584,345)
Commitment Fees	1,508,672	1,508,672	1,508,672	1,508,672
Accum. Amort. — Commit	(1,150,911)	(1,164,999)	(1,172,957)	(1,180,915)

Total Assets	39,331,025	38,867,435	38,743,482	40,814,874

LIABILITIES AND EQUITY
Current Portion Cap. Lease Obl. Un-presented Checks	618,441	1,783,590	1,229,193	1,486,190
Accounts Payable — Trade	3,313,816	2,446,206	1,996,847	4,033,255
Accrued Expenses	1,677,375	1,564,971	2,259,966	1,260,751
Taxes Payable	567,873	516,873	415,824	0
Deferred Income Taxes	0	0	0	14,100
Other Current Liabilities	2,035,333	1,810,576	1,630,745	1,505,492

Total Current Liabilities	8,212,837	8,122,215	7,532,574	8,299,788

Capitalized Leases, net	150,417	133,897	116,906	129,644
Deferred Interest Liability	5,833	14,166	22,500	30,833
Disc on Subordinated Notes	(267,658)	(267,658)	(258,592)	(254,059)
Senior Debt, less current	6,300,000	6,000,000	6,600,000	8,000,000
Subordinated Notes	5,000,000	5,000,000	5,000,000	5,000,000

Total Liabilities	19,401,430	19,002,621	19,013,387	21,206,206

Shareholders’ Equity:
Preferred Stock, cumulative convertible (1,015,000 issued)	0
Common (A, 5,105,318 issued)	511	511	511	511
Additional Paid-in Capital	44,262,106	44,274,831	44,287,556	44,300,281
Treasury Stock	(6,081,986)	(6,081,986)	(6,081,986)	(6,081,986)
Retained Earnings	(19,076,188)	(18,251,035)	(18,251,035)	(18,251,035)
Current Earnings	825,153	(77,507)	(224,952)	(359,103)

Total Liabilities and Equity	39,331,025	38,867,435	38,743,482	40,814,874

Dover Saddlery, Inc.
Statements of Income

	CY 2007				CY 2008
	Final	Jan-08	Feb-08	Mar-08	Year to Date

Net Sales	81,392,373	6,543,561	5,654,813	5,456,480	17,654,854

Cost of Goods Sold	46,128,643	3,807,939	3,350,794	3,108,235	10,266,968

Gross Profit	35,263,730	2,735,622	2,304,020	2,348,245	7,387,886
	43.3%	41.8%	40.7%	43.0%	41.8%

Selling, G & A Expenses	30,707,599	2,670,122	2,353,737	2,345,290	7,369,149
Non-recurring fee	700,000	—	—	—	0

Earnings-Operations (EBITDA)	3,856,131	65,500	(49,718)	2,955	18,737
	4.7%	1.0%	-0.9%	0.1%	0.1%

Amortization Expense (1)	(89,319)	(6,582)	(6,582)	(2,367)	(15,532)
Depreciation Expense	(709,509)	(63,665)	(66,807)	(65,407)	(195,880)
Amort — Stock-based comp.	(102,000)	(12,725)	(12,725)	(12,725)	(38,175)
Miscellaneous Income	1,350	55	147	71	272
Interest Exp. (Net of Int. Income)	(1,613,601)	(111,088)	(108,759)	(113,677)	(333,524)
Provision for Taxes	(517,900)	51,000	97,000	57,000	205,000

Net Income	825,152	(77,506)	(147,445)	(134,151)	(359,102)

Dover Saddlery, Inc.
Statements of Cash Flows

	CY 2007				CY 2008
	Year to Date	Jan-08	Feb-08	Mar-08	Year to Date

Net Income	825,152	(77,506)	(147,445)	(134,151)	(359,102)
Adjustments to reconcile net income to cash provided by operating activities:
Amortization Expense	89,319	6,582	6,582	2,367	15,532
Depreciation Expense	709,509	63,665	66,807	65,407	195,880
Non-cash interest expense	226,640	14,088	17,024	12,491	43,603
Changes in assets and liabilities:
Accounts Receivable	(374,395)	556,165	131,912	(152,059)	536,018
Payment Amort — Stock-based comp.	102,000	12,725	12,725	12,725	38,175
Prepaid Expense	742,645	11,627	(29,472)	(1,178,037)	(1,195,881)
Inventory	(1,958,158)	(321,209)	16,306	(516,871)	(821,774)
Deferred Tax Asset	(247,300)	0	0	45,900	45,900
Current Mat. LT Debt	0	0	0	0	0
Accounts Payable and ST Borrowings	(1,339,841)	297,538	(1,003,756)	2,301,216	1,594,999
Accrued Expenses	794,036	(388,160)	414,115	(1,540,291)	(1,514,337)
Fair Value of Cash Flow Hedge	0	0	0	0	0
Deferred Interest Liability	5,833	8,333	8,333	8,333	25,000
Deferred Tax Liability	(206,200)	0	0	14,100	14,100

Net Cash Flow — Operations	(630,759)	183,849	(506,868)	(1,058,869)	(1,381,888)

Cash Flows from Investing:
Purchase of subsidiary	0				0
related Non-compete Agreement	0				0
Sales of Fixed Assets	0	0	0	0	0
Purchases of Fixed Assets	(1,030,905)	(47,395)	(60,446)	(141,909)	(249,749)
Deposits and Other Assets	(14,874)	(6,000)	(11,415)	(8,673)	(26,088)

Net Cash Flow- Investing	(1,045,779)	(53,395)	(71,861)	(150,581)	(275,837)

Cash Flows from Financing:
Senior Revolving Debt
Advance (pmt) of Senior Debt	400,000	(300,000)	600,000	1,400,000	1,700,000
Dominion Purchase	0	0	0	0	0
Capital Leases	169,063	0	0	19,496	19,496
Payment on Leases	(139,274)	(16,520)	(16,992)	(14,569)	(48,080)
Subordinated Debentures- proceeds	5,000,000	0	0	0	0
Subordinated Debentures- payments	(3,150,000)	0	0	0	0
related Commitment Fees	(395,606)	0	0	0	0
Additional Paid in Capital	235	0	0	0	0
Costs of IPO	0	0	0	0	0
Treasury Stock Purchased	0	0	0	0	0

Net Cash Flow- Financing	1,884,418	(316,520)	583,008	1,404,927	1,671,416

Net Increase (Decrease) in Cash	207,880	(186,066)	4,280	195,477	13,690
Cash and Equivalents, beginning	101,282	309,162	123,095	127,375	309,162

Cash and Equivalents, ending	309,162	123,095	127,375	322,852	322,852

Dover Saddlery, Inc.
Financial Covenants

	Dec-07	Jan-08	Feb-08	Mar-08
Revenue — net by Quarter
EBITDA —
Year to date
Add-back Non-recurring fee
Prior Year (moving 4 Qtrs)
Total EBITDA
add year-end discretionary bonus accrued
EBITDA for covenant calculations

1) Funded Debt
Revolving line of credit
Letters of Credit (input)
Capital lease obligations
Other debt, including Subdebt
Total Debt

Ratio- Funded/EBITDA (4 Qtrs)

Covenant — Max. allowed (Citizens)
— Subdebt only
— Subdebt only
2) Funded Senior Debt
Revolving line of credit
Letters of Credit (input)
Capital lease obligations
Other debt, excluding Subdebt
Total Debt

Ratio- Funded/EBITDA (4 Qtrs)

Covenant — Max. allowed (Citizens)
— Subdebt only
— Subdebt only
3) Interest Coverage
EBITDA (last 4 quarters)
Interest expense — cash (4 Qtrs)

Ratio- interest coverage

Covenant — Min. allowed (Citizens)
— Subdebt only
— Subdebt only
4) Fixed Charge Coverage
Total Debt Service
EBITDA — consecutive 4 Qtrs

Taxes Paid (schedule)
Capital Exp- exclude Dom stores
Capital Exp (nonfin) — (4 Qtrs)
Total Operating Cash Flow

Interest expense — cash ( 4 Qtrs)
Debt payments(Cap Leases)
Income taxes — cash
Capital Exp (nonfin) — (4 Qtrs)
Debt Service — computed

Ratio—

Covenant — Min. allowed (Citizens)
— Subdebt only
— Subdebt only
5) Current Assets/Curr Liabilities
Current assets
Current liabilities
add revolving line of credit
Combined current liabilities

Ratio—

Covenant — Min. allowed (Citizens)
— Subdebt only
— Subdebt only
Pages 9-12 of Exhibit C have been omitted from public filing. The Confidential Information has been separately filed in paper form with the SEC, in an envelope marked confidential, pursuant to a Request for Confidential Treatment under Commission Rule 83.